January 15, 2010
Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTN.: Document Control — EDGAR
RE:	RiverSource Equity Series, Inc.
          (N- 14 File Number: 333-163374)
RiverSource Government Money Market Fund,
Inc. (N- 14 File Number: 333-163371)
RiverSource Investment Series, Inc.
          (N- 14 File Number: 333-163373)
RiverSource International Managers Series, Inc.
           (N- 14 File Number: 333-163376)
Seligman Frontier Fund, Inc.
           (N- 14 File Number: 333-163378)
Seligman Value Fund Series, Inc.
(N- 14 File Number: 333-163377)
Dear Ms. Mengiste:
This letter responds to your comment received by telephone on January 15, 2010 for the above-referenced N-14 Registration Statements.

Comment 1:	In response to Comment 1 in correspondence dated January 8, 2010, please clarify that the Funds’ Boards made the determination on the proper accounting survivor for each Proposal.

Response:	In response to Comment 1 in correspondence dated January 8, 2010, the last paragraph for each Proposal has been revised to read as follows:
Therefore, based on ~~The investment manager therefore believes that~~ the totality of the factors discussed above, taken together, ~~suggest that~~ the Funds’ Boards made the determination that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

The revised response to Comment 1 to the letter dated January 8, 2010 is attached as Exhibit A.
In connection with the above-referenced Registration Statements, each Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,
/s/ Christopher O. Petersen
Christopher O. Petersen
Vice President and Group Counsel Ameriprise Financial, Inc.

Exhibit A
At meetings of the Funds’ Boards of Directors/Trustees (the Board) in June 2009 (for Proposal 3, Proposal 4 and Proposal 5) and September 2009 (for Proposal 1, Proposal 2 and Proposal 6), RiverSource Investments, LLC, the investment manager for each of the Buying Funds and the Selling Funds in the proposed reorganizations, presented relevant information for the Board to determine the proper accounting survivor with respect to the proposed reorganization based upon the guidance of the Commission Staff in North American Security Trust (pub. avail. August 5, 1994). In North American Security Trust, the Staff stated that it would not recommend enforcement action in accordance with Rule 482 under the Securities Act of 1933, as amended, or Rule 34b-1 under the Investment Company Act of 1940, as amended, if an investment company formed as a result of merging three investment companies advertised its historical performance using, for periods prior to the reorganization, the performance data of the predecessor investment company that it most closely resembled. The Staff stated that, in determining whether any predecessor investment company resembles a new or surviving investment company closely enough to justify the use of the predecessor investment company’s performance, the factors to be considered are the investment companies’: (i) investment advisers; (ii) investment objectives, policies, and restrictions; (iii) expense structures and expense ratios; (iv) asset sizes; and (v) portfolio compositions. The Staff also stated that the survivor of a business combination for accounting purposes (i.e., the investment company whose financial statements are carried forward) would typically be the investment company whose historical performance may be used by a new or surviving investment company. We understand that the factors used by accountants to determine the accounting survivor of a business combination are essentially identical to those articulated by the Staff in North American Security Trust.
Applying the North American Security Trust factors to the proposed reorganizations strongly suggests that, in each case, the Buying Fund would be considered the accounting survivor for each proposed reorganization:

Proposal 1:	Proposed reorganization of RiverSource Partners Aggressive Growth Fund (Selling Fund) into RiverSource Mid Cap Growth Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio managers as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that it will invest 80% of its net assets at the time of purchase in the common stocks of mid-capitalization companies.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Buying Fund based on net assets at July 31, 2009, whereby the net asset level of the Buying Fund is greater than that of the Selling Fund.

(v)	Following the realignment of the combined fund’s portfolio, and based on the relative net asset levels of the Buying Fund and Selling Fund prior to the reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
Therefore, based on the totality of the factors discussed above, taken together, the Funds’ Boards made the determination that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 2:	Proposed reorganization of RiverSource Partners Select Value Fund (Selling Fund) into RiverSource Mid Cap Value Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio managers as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that under normal circumstances it will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of mid-sized companies.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Buying Fund based on net assets at July 31, 2009, whereby the net asset level of the Buying Fund is greater than that of the Selling Fund.

(v)	Following the realignment of the combined fund’s portfolio, and based on the relative net asset levels of the Buying Fund and Selling Fund prior to the reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
Therefore, based on the totality of the factors discussed above, taken together, the Funds’ Boards made the determination that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 3:	Proposed reorganization of RiverSource Partners Small Cap Equity Fund (Selling Fund) into Seligman Smaller-Cap Value Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio managers as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s definition of small market companies as those with a market capitalization of $3 billion or less at the time of investment.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund including that the management fee of the combined fund will not be subject to a performance incentive arrangement whereas the Selling Fund’s management fee is subject to such an arrangement.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Selling Fund based on net assets at April 30, 2009, whereby the net asset level of the Selling Fund is greater than that of the Buying Fund. (However, the Board took into account that following the Buying Fund’s acquisition of RiverSource Small Cap Advantage Fund, which had been approved by shareholders on June 2, 2009 and subsequently occurred on Sept. 11, 2009, the net asset level of the combined fund is expected to more closely resemble that of the Buying Fund.)

(v)	Following the realignment of the combined fund’s portfolio, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
Therefore, based on the totality of the factors discussed above, taken together, the Funds’ Boards made the determination that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 4:	Proposed reorganization of RiverSource Partners Small Cap Growth Fund (Selling Fund) into Seligman Frontier Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio managers as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the Buying Fund and the Selling Fund are currently managed by the same portfolio managers, their tenure with the Buying Fund is longer than with the Selling Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that it invests at least 65% of its net assets in small cap companies whereas the Selling Fund invests at least 80% of its net assets in such companies.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund including that the management fee of the combined fund will not be subject to a performance incentive arrangement whereas the Selling Fund’s management fee is subject to such an arrangement.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Selling Fund based on net assets at April 30, 2009, whereby the net asset level of the Selling Fund is greater than that of the Buying Fund.

(v)	Following the realignment of the combined fund’s portfolio, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
Therefore, based on the totality of the factors discussed above, taken together, the Funds’ Boards made the determination that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 5:	Proposed reorganization of Seligman Global Smaller Companies Fund (Selling Fund) into RiverSource Partners International Small Cap Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager, subadviser and portfolio managers as the Buying Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that under normal circumstances it will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in stocks of small companies which it defines as having a market capitalization within the range of companies in the S&P Global ex-U.S. Small Cap Index.

(iii)	At the time of reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund including that the management fee of the combined fund will be subject to a performance incentive arrangement whereas the Selling Fund’s management fee is not subject to such an arrangement.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Selling Fund based on net assets at April 30, 2009, whereby the net asset level of the Selling Fund is greater than that of the Buying Fund.

(v)	Following the realignment of the combined fund’s portfolio, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
Therefore, based on the totality of the factors discussed above, taken together, the Funds’ Boards made the determination that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.

Proposal 6:	Proposed reorganization of RiverSource Tax-Exempt Money Market Fund (Selling Fund) into RiverSource Government Money Market Fund (Buying Fund)
(i)	At the time of reorganization, the combined fund will have the same investment manager and portfolio management team as both the Buying Fund and the Selling Fund. Although the investment portfolios for both the Buying Fund and the Selling Fund are currently managed by the same portfolio management team, its tenure with the Selling Fund is longer than with the Buying Fund.

(ii)	At the time of the reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund including the Buying Fund’s policy that it will normally invest at least 80% of its net assets in high-quality, short-term money market securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities.

(iii)	At the time of reorganization, the expense structure of the combined fund is expected to be the same as both the Buying Fund and the Selling Fund.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Buying Fund based on net assets at July 31, 2009, whereby the net asset level of the Buying Fund is greater than that of the Selling Fund.

(v)	Following the realignment of the combined fund’s portfolio, and based on the relative net asset levels of the Buying Fund and Selling Fund prior to the reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of the Selling Fund.
Therefore, based on the totality of the factors discussed above, taken together, the Funds’ Boards made the determination that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is thus the proper accounting survivor of the proposed reorganization.